Exhibit 5.01



                                December 29, 1999



SCANA Corporation
1426 Main Street
Columbia, South Carolina  29201



Dear Sirs:

     SCANA Corporation (the "Company") proposes to file with the Securities and Exchange Commission a Post-Effective Amendment No. 1 to Registration Statement No. 333-87281 on Form S-8 in connection with an amendment to the Company's Stock Purchase-Savings Plan (the "Plan").

     I have participated in the preparation of the aforesaid Post-Effective Amendment No. 1 to Registration Statement No. 333-87281 and am familiar with all other proceedings of the Company in connection with the Plan and the issuance of the Stock thereunder. I have also made such further investigation as I have deemed pertinent and necessary as a basis for this opinion.

     Based upon the foregoing, I advise you that, upon (a) the aforesaid Post-Effective Amendment No. 1 to Registration Statement No. 333-87281 becoming effective; (b) issuance of the Stock in accordance with the terms of the Plan, as amended, (c) the due execution, registration and countersignature of the certificates for the Stock; and (d) the delivery of the Stock to the purchasers thereof against receipt of the purchase price therefor; in my opinion the Stock will have been duly authorized and legally and validly issued and will be fully paid and nonassessable.

     I hereby consent to the use of this opinion in connection with the aforesaid Registration Statement.



                                Very truly yours,


                                s/H. Thomas Arthur, II
                                H. Thomas Arthur, II
                                Senior Vice President, General Counsel
                                and Assistant Secretary